UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to Rules 13d-1(b)(c), and (d) and

Any Amendments Thereto Filed Pursuant to Rule 13d-2(b)

(Amendment No.             )*

United PanAm Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911301 (CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 911301	13G	PAGE 2 OF 5

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Ray C. Thousand

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,446,250 6. Shared Voting Power None 7. Sole Dispositive Power 1,446,250 8. Shared Dispositive Power None

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

            1,446,250 (includes 1,418,250 shares which Mr. Thousand has the right to acquire beneficial ownership of within 60 days after April 16, 2004).

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 8.26%

12.	Type of Reporting Person* IN

* See instructions before filling out.

Item 1.	(a)	Name of Issuer: United PanAm Financial Corp.

	(b)	Address of Issuer’s Principal Executive Offices: 3990 Westerly Place, Suite 200 Newport Beach, CA 92660

Item 2.	(a)	Name of Person Filing: Ray C. Thousand

	(b)	Address of Principal Business Office or, if none, Residence: 3990 Westerly Place, Suite 200 Newport Beach, CA 92660

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 911301

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act.

	(e)	☐	Investment adviser registered under section 203 of the Investment Adviser Act of 1940.

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see § 240.13d-1(b)(1)(ii)(F) (Note: See Item 7).

	(g)	☐	Parent Holding Company, in accordance with § 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).

	(h)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(H).

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

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1,446,250 (includes 28,000 shares of which Mr. Thousand is the record owner and 1,418,250 shares which Mr. Thousand has the right to acquire beneficial ownership of within 60 days after April 16, 2004).

	(b)	Percent of class. 8.26%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 1,446,250

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of 1,446,250

		(iv)	Shared power to dispose or to direct the disposition of Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

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If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2004

/s/ Ray C. Thousand

(Signature)

Ray C. Thousand

(Name/Title

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